Shareholder Meeting Results for the Apollo Senior Floating Rate
Fund ("AFT")

      On May 22, 2017, AFT held its Annual Meeting of
Shareholders for the purpose of electing Directors of AFT. The proposal was approved by AFT's shareholders and the results of the voting are as follows:

Name
                           For         Withheld
Robert Borden          14,094,079      206,559
Carl J. Rickertsen     14,092,657      207,981

      Glenn N. Marchak, Barry Cohen, Todd J. Slotkin and Elliot
Stein, Jr. continue to serve in their capacities as Directors of AFT.